Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832 (office)
860-513-8635 (cell)
Nadine.Rosin@LFG.com

VIA Email & EDGAR

April 7, 2022

Keith Carpenter
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 11
File Nos. 333-222786

Dear Mr. Carpenter:

This letter provides our response to comments received by telephone on March 25, 2022, regarding the above-referenced filing. The attached copy of the Level Advantage B Share prospectus is blacklined to reflect the changes we have made to address your comments. Corresponding changes will be made as appropriate to the other prospectuses in the registration statement. Additionally, the S-3 registration statement for the indexed portion of the contract will be updated accordingly with a 424(b)(3) filing, effective May 1, 2022.

1.	Key Information Table:
a.	Charges for Early Withdrawals – Consider revising the 1st section, 2nd paragraph, for clarity and brevity. Make the paragraph more concise.
b.	Add a cross reference for the term “Indexed Crediting Base” in the 2nd paragraph.
c.
Ongoing Fees and Expenses – The min/max table shows a fee for “Subaccounts.” Consider using the term “underlying fund” or “portfolio company” in this instance, as a subaccount fee generally includes more than just the fund fee.

d.	Ongoing Fees and Expenses – Optional Benefits. Add a footnote to the 0.40% charge to show what this fee is a percentage of.
e.	Ongoing Fees and Expenses – Lowest/Highest Annual Cost. Please populate the fields marked XX%.
f.	Risks – Risk of Loss. This contract includes features that provide downside protection. Please clarify if there is a risk of loss. How does a contractowner lose money?
g.	Risks – Not a Short-Term Investment. Consider making this section shorter and more concise.
h.	Restrictions – Form N-4 requires a line item for “Optional Benefits”. Please consider if this line item applies and add if appropriate.
i.	Restrictions – Please disclose that different death benefits have different index participation rates.

Response:
a.	The second paragraph of this section has been removed as the information is contained elsewhere in the prospectus.
b.	This request is no longer applicable as this language has been removed.
c.	The term “Subaccounts” has been replaced with “Fund.”
d.	A footnote reference has been added.
e.	Our pricing team is currently in the process of calculating these figures. They will be populated prior to the 485b filing.
f.	Language regarding Risk of Loss has been added as requested.
g.	This section has been condensed by the removal of bullets 3, 4, and 5.
h.	The Optional Benefits line item has been added.
i.	We have not added this restriction because we believe that the death benefit is not directly affected by the participation rates of the indexed accounts.

2.	Summary of Common Questions: Form N-4 does not allow for this section. Consider moving the section to follow the Fee Table.

Response: The Summary section has been moved to come after the Fee Tables.

3.	Fee Table:
a.
The heading of the second table is Annual Contract Expenses for the VAA. Should these expenses be limited to the VAA? Identify and list any expenses for the Indexed Accounts.  Or confirm supplementally that there are none.

b.	Optional Benefit Expenses – i4LIFE® Indexed Advantage. Instruction 5, Form N-4, requires the maximum charge, not the current charge. Please address.

Response:
a.
The heading has been revised. The Base Contract Expenses apply only to the VAA portion of the contract. The charge for the i4LIFE® Indexed Advantage rider is taken from the Contract Value of the VAA and the Indexed Accounts. This information is presented in the footnotes.

b.	We have re-labeled the charge to reflect that the stated charge is Guaranteed Maximum and Current Annual Charge.

4.
Investments of the Indexed Accounts – Floor Protection. The prospectus states that this feature is “no longer available.” Please clarify if it is unavailable only for new purchasers, for renewals of existing Indexed Accounts, or for both.

Response: The language has been clarified to provide when the protection feature is available.

5.	Benefits Available Under the Contract.
a.	Does the first restriction under the Account Value Death Benefit also apply to the Guarantee of Principal Death Benefit? If so, please add.
b.	Will the Guarantee of Principal Death Benefit have a lower index participation rate than the Account Value Death Benefit? If so, please add this restriction/limitation.

Response:
a.
The first restriction under the Account Value Death Benefit does not apply to the Guarantee of Principal Death Benefit (GOP). Market performance does not reduce the amount of the death benefit under the GOP.

b.	The death benefit is not directly affected by the participation rates of the indexed accounts, so no further description is necessary.

6.	Death Benefit – Guarantee of Principal Death Benefit. Add a brief example to reflect how the death benefit will be calculated assuming the principal is guaranteed.

Response: An example for this calculation appears on page 42 of the prospectus. During a review of the registration statement, we discovered that the example had been inadvertently omitted from three of the underlying prospectuses. The example has now been added and appears in each prospectus.

7.	Information Incorporated by Reference: Update this paragraph with references to current corporate filings and add a hyperlink to those filings.

Response: The language has been updated and a hyperlink has been added.

8.	Appendix A: Please consider reducing the number of footnotes or explain supplementally why they are needed.

Response: These footnotes are required by the licensing agreements we have with the Indexes.

9.
Part C – Item 34. Fee Representation: Please add the word “expected” immediately following the word “expenses” in this sentence, so the final portion of the sentence reads: “…. the expenses expected to be incurred, and the risks assume by Lincoln Life.”

Response: This change has been made.

 Please call me at 860-466-2832 with any questions or additional comments.

Sincerely,
Nadine Rosin

Nadine Rosin